FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

0-22500

Report of Foreign Private Issuer
Pursuant to Rule 13a – 16 or 15b – 16 of
The Securities Exchange Act of 1934

For the month of July, 2002

TAG Oil Ltd.

(Translation of registrant's name into English)

887 Helmcken Street, Vancouver, BC, V6Z 1B1 Canada

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X No ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3346.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2002

TAG Oil Ltd.
(Registrant)

(Signature)

Garth Johnson
(Name)

Secretary/CFO
(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

Tag Oil Ltd.
887 Helmcken Street
Vancouver, B.C. V6Z 1B1

Item 2. **Date of Material Change**

On or about July 22, 2002

Item 3. **Press Release**

July 22, 2002, Vancouver, B.C.

Item 4. **Summary of Material Change**

Experienced Oil Executive Takes Helm of TAG Oil

Item 5. **Full Description of Material Change**

VANCOUVER, British Columbia, July 22 /PRNewswire-FirstCall/ -- TAG Oil Ltd. (OTC Bulletin Board: TAGOF) Corporate Secretary Garth Johnson announced today the appointment of Mr. Alan Hart as President and Director of the Company.

Mr. Hart obtained his Master's Degree in Geology from the University of Texas at Arlington in 1979 and has a long and exemplary career in the oil and gas industry. He has worked in several emerging oil and gas regions including North and West Africa, Central America, Southeast Asia, Australia and New Zealand.

Prior to joining TAG Oil, Mr. Hart held positions with Hunt Oil Company and Arco International Oil and Gas Company. In his four years as Chief Geologist with Arco's Jakarta-based companies, Mr. Hart led the exploration efforts that added over 600 billion cubic feet of natural gas and 156 million barrels of oil to their reserve base. Within two years of becoming Exploration Manager in Jakarta, Mr. Hart assisted in bringing almost two trillion cubic feet gas into production while managing eight figure operating and exploration budgets.

Of significant importance to TAG Oil, Mr. Hart has more recently been engaged in the Australasian region, having led exploration programs for independent oil and gas companies. Mr. Hart's intimate understanding of the oil industry and his proven track record make him an integral and invaluable addition to the TAG Oil team.

For further information contact:

Garth Johnson
TAG Oil Ltd.
(604) 682-6496

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

None

Item 8. **Senior Officers**

Garth Johnson, Corporate Secretary and Chief Financial Officer
(604) 682-6496

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

July 22, 2002

"Garth Johnson"

Garth Johnson, Corporate Secretary/Chief Financial Officer

Place of Declaration: Vancouver, British Columbia

Experienced Oil Executive Takes Helm of TAG Oil

Vancouver B.C., July 22, 2002, TAG Oil Ltd. (OTCBB: TAGOF) Corporate Secretary Garth Johnson announced today, the appointment of Mr. Alan Hart as President and Director of the Company.

Mr. Hart obtained his Master's Degree in Geology from the University of Texas at Arlington in 1979 and has a long and exemplary career in the oil and gas industry. He has worked in several emerging oil and gas regions including North and West Africa, Central America, Southeast Asia, Australia and New Zealand.

Prior to joining TAG Oil, Mr. Hart held positions with Hunt Oil Company and Arco International Oil and Gas Company. In his four years as Chief Geologist with Arco's Jakarta-based companies, Mr. Hart led the exploration efforts that added over 600 billion cubic feet of natural gas and 156 million barrels of oil to their reserve base. Within two years of becoming Exploration Manager in Jakarta, Mr. Hart assisted in bringing almost two trillion cubic feet gas into production while managing eight figure operating and exploration budgets.

Of significant importance to TAG Oil, Mr. Hart has more recently been engaged in the Australasian region, having led exploration programs for independent oil and gas companies. Mr. Hart's intimate understanding of the oil industry and his proven track record make him an integral and invaluable addition to the TAG Oil team.

For further information contact:

Garth Johnson
TAG Oil Ltd.
(604) 682-6496